07026238

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 20 2007
WASH. D.C.
182

SUPPL

Your reference File No. 82-5089
Our reference CB/jp
Date 08/16/2007

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (44) 625 3537
Dir. fax +41 (44) 625 1537
Claudia.Biedermann@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich reports another strong operating performance for first six months 2007"
- Link to the material published on Zurich's Website

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Claudia Biedermann

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

Enclosure

46674-03

News Release

ZURICH®

Zurich reports another strong operating performance for first six months 2007

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, August 16, 2007 – Zurich Financial Services Group (Zurich) reported today that continued strong operating performances in all business segments have generated excellent results for the first half of 2007.

"These excellent results reflect our ability to successfully leverage a strong balance sheet through disciplined underwriting, targeted growth and operational efficiency, particularly given the current global financial environment," remarked Zurich's Chief Executive Officer James J. Schiro. "Together with our well-diversified book of business, these underlying strengths continue to underpin the delivery of consistent shareholder value and top tier financial results."

Performance highlights include:

- **Net income[1] of USD 2.7 billion, an increase[2] of 33%[3]. Annualized return on equity (ROE) of 22.3%**
- **Business operating profit (BOP) of USD 3.3 billion, an increase of 12%. Annualized BOP ROE[4] after tax of 20.1%**
- **General Insurance gross written premiums and policy fees of USD 19.0 billion, up 3% or largely flat in local currency, and a combined ratio of 96.5%, a 2.0 percentage point increase primarily as a result of UK storms and floods in June**
- **Global Life new business value up 51%, with new business margin (% of APE) of 24.1%[5] and APE up 12% or 5% in local currency**
- **Farmers Management Services' management fees and other related revenues up 4% to USD 1.1 billion**
- **Shareholders' equity of USD 26.1 billion, an increase of 2% over year end after both paying the dividend and completing the share buyback**

Underlying the dedicated focus on exploiting opportunities for profitable growth is The Zurich Way, the Group's operational improvement program addressing all core processes, including underwriting, claims, reserving, distribution management, finance and talent management. As previously announced, the Group has established a USD 700 million target of after tax benefits for 2007, and the company is well on track to achieve its goal.

General Insurance: Business operating profit at the half year was up USD 51 million to USD 1.8 billion. This result includes a total charge of USD 566 million for claims payments related to winter storm Kyrill and the UK floods during June 2007. These extreme weather conditions in Europe added 3.9 percentage points to the combined ratio, while operating performance was favorably impacted by reserve releases for earlier years of USD 390 million. As a consequence, the final six-month combined ratio increased 2.0 percentage points to 96.5%.

Gross written premiums and policy fees recorded a 3% increase in dollar equivalent terms, but were largely flat in local currency. Underlying these results was a continued ability to exert underwriting discipline as recent trends in market conditions, particularly among US casualty and UK property and casualty lines, continued to affect rates.

In North America Commercial, the proactive management of business lines along targeted market baskets and through enhanced segmentation techniques proved successful in containing rate reductions and generating selective new profitable growth opportunities. Europe General Insurance experienced top line growth both on a local currency and dollar basis, supported by good volume growth in Switzerland, Germany and Spain, but with rates offering a mixed picture by geography and business lines. Though

Global Corporate saw rate decreases, largely US casualty driven, these were partially mitigated by successful customer retention strategies, a highly focused targeting approach and innovative product launches. Meanwhile International Businesses continued to demonstrate strong top line growth despite persistent pressure on rates.

Global Life: The Global Life segment continued its focus on unit-linked and protection markets and posted a strong business operating profit of USD 721 million, up 25%. New business value rose 51% to USD 319 million or 45% in local currencies. All key regions contributed to this result, with overall growth in new business annual premium equivalent (APE) of 12%, or 5% in local currencies, and a higher new business margin of 24.1%. The improved new business value was driven by strong APE growth in businesses such as the global expatriate business plus local business in emerging markets and Ireland, while in Switzerland, Germany and the US it was more as a result of increased margins.

New business growth accelerated over the year, from 2% in local currencies in the first quarter to 9% in the second quarter. This reflects the implementation of numerous initiatives. New business was exceptionally strong in emerging markets, up 35% in local currencies, in Ireland, up 30%, and in the US, up 11%, due to new product launches. Growth in Germany, Italy and Spain remains a challenge, but recent new product launches plus further expansion plans in emerging markets will contribute to growth in the second half of the year. The Group remains confident of meeting its growth target for Global Life by the end of the year.

ZURICH®

Farmers Management Services: Farmers' management fees and other related revenues grew by 4% to USD 1.1 billion as continued investments in product enhancements and distribution platforms enabled the Farmers Exchanges, which Zurich manages but does not own, to achieve premium growth of 5% in the first half of the year despite flat market conditions.

With Farmers' business operating profit up 7% to USD 672 million, the operating margin improved to 49.5% from 47.9% in the first quarter, while absorbing the continuing impact of investments and expenses associated with growth-related projects and initiatives.

Other Businesses: The Other Businesses segment achieved a business operating profit of USD 478 million, up 57%. The segment's contribution to the Group's overall profitability largely reflected higher profits from various run-off businesses. Centre's profitability continues to be ahead of previously indicated profitability levels.

Group investments: The net investment result for Group investments of USD 4.8 billion is up 10%. The resulting investment return improved by 0.2 percentage points to 2.6% (not annualized), supported by higher interest rates and the growth in the average asset base to USD 187.8 billion. Net capital gains, however, remained flat. These robust results despite volatile markets reflect the Group's disciplined approach to managing its assets relative to liabilities on a risk-adjusted basis. The Group has no material exposure to US sub prime debt or CDO equity tranches in its investment portfolio and did not incur any impairment on these for the half year.

[1] Attributable to shareholders.

[2] All comparisons refer to the first six months of 2006 unless stated otherwise.

ZURICH®

[3] The 2006 net income was after a charge for US regulatory settlement costs of USD 262 million net of tax (USD 325 million pre taxes).

[4] ROE calculated on common shareholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[5] Calculated on the European Embedded Value basis.

Note to editors:

There will be an analyst and media presentation at 9:30 a.m. CEDT at the Zurich Development Center, Keltenstrasse 48, Zurich. Analysts and reporters who cannot participate in person may dial in by telephone. Please note that during the Q&A session no questions will be taken from reporters dialing in.

Dial-in numbers:

• Continental Europe	+41 (0)91 610 56 00
• UK	+44 (0)207 107 06 11
• USA	+1 (1) 866 291 41 66

The presentation to analysts and media will be video webcast on our Web site www.zurich.com live, followed by a webcast playback available after 5 p.m. CEDT.

The presentation for analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. Please click on the "Half Year Results Reporting 2007 - Media View" link on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

ZURICH®

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2007 and 2006 and the financial position as of June 30, 2007 and December 31, 2006, respectively. The 2006 amounts have been restated for the implementation of a change in accounting policy in accordance with IAS 19 Employee Benefits. Interim results are not necessarily indicative of full-year results.

in USD millions, for the six months ended June 30, unless otherwise stated	2007	2006 [1]	Change in GC[2]	Change in LC
Business operating profit	3'278	2'923	12%	
Net income attributable to shareholders	2'684	2'011	33%	
General Insurance gross written premiums and policy fees	19'026	18'454	3%	0%
Global Life gross written premiums, policy fees and insurance deposits	10'427	10'190	2%	(5%)
Farmers Management Services management fees	1'093	1'054	4%	4%
General Insurance business operating profit	1'838	1'787	3%	
General Insurance combined ratio (in %) [3]	96.5%	94.5%	(2.0 pts)	
Global Life business operating profit	721	576	25%	
Global Life new business value, after tax [4]	319	211	51%	45%
Global Life gross new business annual premium equivalent (APE) [5]	1'323	1'184	12%	5%
Farmers Management Services business operating profit	672	626	7%	
Farmers Management Services gross operating margin (in %) [6]	49.5%	52.3%	(2.8 pts)	
Group investments average invested assets [7]	187'751	182'245	3%	2%
Group investments results, net	4'798	4'379	10%	4%
Group investments return (as % of average invested assets)	2.6%	2.4%	0.2 pts	
Shareholders' equity [8]	26'077	25'587	2%	0%
Diluted earnings per share (in CHF)	22.55	17.37	30%	
Return on common shareholders' equity (ROE)[9]	22.3%	20.6%	1.7 pts	
Business operating profit (after tax) return on common shareholders' equity [9]	20.1%	20.4%	(0.3 pts)	

[1] Restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.

[2] Positive / (negative) change.

[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.

[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.

[5] APE is calculated as annual premiums plus 10% of single premiums.

[6] Farmers Management Services gross operating margin is calculated as the sum of Farmers' management fees less management expenses, divided by Farmers' management fees.

[7] Excluding cash collateral received for securities lending.

[8] As of June 30, 2007 and December 31, 2006, respectively.

[9] Returns for the six months ended June are annualized on a compound basis using the results for the six months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.4%, respectively.

ZURICH®

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

The following text has been sent today by email to zulassung@swx.com:

The following text has been submitted to the SWX Swiss Exchange and is being published in the United Kingdom through a Regulatory Information Service based on the Directive on the Requirements for Maintaining Listing on the SWX "EU-Compatible" Segment (ref. no. 22):

Based on Admission Board Circular No. 1, Point 2.02, Zurich Financial Services reports that the following financial publications of its first half year 2007 are published today on the Zurich Website: Financial Highlights, Financial Review, Consolidated Financial Statements, Embedded Value report and Financial Supplements. They can be found on:
http://www.zurich.com/main/investorrelations/event/event_20070816.htm

END